Exhibit 20.1


                                                               [GRAPHIC OMITTED]


CONTACT:  Hanover Direct, Inc                             The MWW Group
          Edward M. Lambert                               Rich Tauberman
          E.V.P & Chief Financial Officer                 Tel: (201) 507-9500
          Tel: (201) 272-3325

           ROBERT H. MASSON TO JOIN HANOVER DIRECT BOARD OF DIRECTORS.
                      WILL ASSUME CHAIR OF AUDIT COMMITTEE.

EDGEWATER, NJ, December 30, 2002 - Hanover Direct, Inc. today announced that Robert H. Masson will join its Board of Directors effective January 1, 2003. Mr. Masson was most recently Senior Vice President, Finance and Administration of Parsons & Whittemore, Inc., one of the world's largest producers of market pulp for the paper industry, from which he retired in June 2002. He has also served in executive financial and treasury roles with Ford, PepsiCo, and Combustion Engineering (now part of the ABB Group).

"We are very pleased to have Bob Masson join our Board and assume leadership of our Audit Committee," said Tom Shull, Hanover Direct's Chairman and Chief Executive Officer. "Bob brings to our Board a depth of financial expertise that will greatly assist Hanover Direct as we continue to meet the increasing reporting demands under the Sarbanes-Oxley Act of 2002. His experience allows us to meet SEC recommendations for having a 'financial expert' as Audit Committee Chair."

Hanover Direct also announced that J. David Hakman would be leaving the Board of Directors effective December 31, 2002. Mr. Hakman has served as a Board member of Hanover Direct and its predecessors since May 1989. "David has been a key Board member for Hanover Direct and we regret his departure," said Tom Shull. "He has diligently served the Company's interests for almost 14 years and has made many valuable contributions."

Mr. Hakman's departure and Mr. Masson's addition to the Board will maintain the size of Hanover Direct's Board at five members.

ABOUT HANOVER DIRECT, INC.
Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Direct's brands include Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, provides the logistical, IT and fulfillment needs of Hanover Direct's subsidiaries. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.